Exhibit 99.3

PRO FORMA VALUATION UPDATE REPORT

ESSA BANCORP, INC.

PROPOSED HOLDING COMPANY FOR

ESSA BANK & TRUST

Stroudsburg, Pennsylvania

Dated as Of:

January 29, 2007

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

January 29, 2007

Board of Directors

ESSA Bank & Trust

200 Palmer Street

Stroudsburg, Pennsylvania 18360

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion of ESSA Bank & Trust, Stroudsburg, Pennsylvania (“ESSA Bank” or the “Bank”). The common stock issued in connection with the Bank’s conversion will simultaneously be acquired by a holding company, ESSA Bancorp, Inc. (“ESSA Bancorp” or the “Company”). Pursuant to the plan of conversion, ESSA Bancorp will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including ESSA Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated November 24, 2006 (the “Original Appraisal”), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in ESSA Bank’s financial condition, including financial data through December 31, 2006; (2) an updated comparison of ESSA Bank’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

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January 29, 2007

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended September 30, 2006 and updated financial information through December 31, 2006. ESSA Bank’s assets increased by $45.5 million or 6.3% from September 30, 2006 to December 31, 2006. Most of the increase in assets consisted of cash and cash equivalents, as the Bank elected to maintain a large portion of the deposit growth realized during the quarter in liquid funds based on the belief that the deposit growth was largely in response to the Bank’s announced plan of conversion. Cash and cash equivalents increased from $12.7 million or 1.8% of assets at September 30, 2006 to $39.0 million or 5.1% of assets at December 31, 2006. Loans increased by $16.1 million during the quarter to total $572.8 million at December 31, 2006, but declined as a percent of assets from 76.7% at September 30, 2006 to 74.3% of assets at December 31, 2006. Loan growth was sustained by a $10.8 million increase in 1-4 family mortgage loans and a $4.0 million increase in commercial real estate loans. Investment securities increased from $108.8 million or 15.0% of assets at September 30, 2006 to $112.7 million or 14.6% of assets at December 31, 2006. Investment growth was supported by a $13.9 million increase in mortgage-backed securities, which was partially offset by a $10.1 million decrease in U.S. Government obligations.

Updated credit quality measures remained favorable for the Bank, with the non-performing loans equaling 0.10% of loans at December 31, 2006. Comparatively, at September 30, 2006, the Bank’s non-performing loans/loans ratio equaled 0.11%. The updated balance of non-performing loans remained concentrated in loans secured by 1-4 family mortgage loans.

Asset growth was funded by deposit growth, with most of the deposit growth realized during the quarter believed to be attributable to the Bank’s announced plan of conversion as opposed to the Bank’s normal operations. Transaction and savings account deposits constituted substantially all of the Bank’s deposit growth during the quarter. Total deposits increased from $402.2 million or 55.4% of assets at September 30, 2006 to $448.6 million or 58.2% of assets at December 31, 2006. The strong deposit growth facilitated a slight reduction in the Bank’s utilization of borrowings during the quarter, as borrowings decreased

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Table 1

ESSA Bank & Trust

Recent Financial Data

	At September 30, 2006		At December 31, 2006
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data
Total assets	$725,796	100.0%	$771,247	100.0%
Cash, cash equivalents	12,730	1.8	38,959	5.1
Investment securities/CDs	108,837	15.0	112,664	14.6
Loans receivable, net	556,677	76.7	572,776	74.3
FHLB stock	13,675	1.9	14,399	1.9
Deposits	402,153	55.4	448,570	58.2
Borrowings	259,299	35.7	257,000	33.3
Total equity	58,337	8.0	59,212	7.7

	12 Months Ended September 30, 2006		12 Months Ended December 31, 2006
	Amount ($ 000)	Avg. Assets (%)	Amount ($ 000)	Avg. Assets (%)
Summary Income Statement
Interest income	$36,451	5.35%	$37,946	5.27%
Interest expense	(19,217)	(2.82)	(20,648)	(2.87)

Net interest income	17,234	2.53	17,298	2.40
Provisions for loan losses	(300)	(0.04)	(315)	(0.04)

Net interest income after provision	16,934	2.48	16,983	2.36
Non-interest operating income	5,511	0.81	5,495	0.76
Non-interest operating expense	(16,685)	(2.45)	(16,897)	(2.34)

Net operating income	5,760	0.84	5,581	0.78
Non-operating income
Net gain on sale of loans	7	0.00	18	0.00
Net non-operating income(loss)	7	0.00	18	(0.00)
Income before taxes	5,767	0.85	5,599	0.78
Income taxes	(1,813)	(0.27)	(1,729)	(0.24)

Net income	$3,954	0.58%	$3,870	0.54%

Sources:	ESSA Bank’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

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January 29, 2007

from $259.3 million or 35.7% of assets at September 30, 2006 to $257.0 million or 33.3% of assets at September 30, 2006. Capital growth did not keep pace with the Bank’s asset growth, as the Bank’s equity-to-assets ratio decreased from 8.0% at September 30, 2006 to 7.7% at December 31, 2006. Total equity increased by $875,000 during the quarter, with retention of earnings accounting for all but $15,000 of the increase that was attributable to a decrease in other comprehensive losses due to unrealized losses on investment securities available for sale.

ESSA Bank’s operating results for the twelve months ended September 30, 2006 and December 31, 2006 are also set forth in Table 1. The Bank’s return on average assets ratio decreased from 0.58% for the twelve months ended September 30, 2006 to 0.54% for the twelve months ended December 31, 2006. Lower ratios for net interest income and non-interest operating income accounted for most of the reduction in the Bank’s updated return on average assets ratio. The Bank’s updated earnings also reflected a lower operating expense ratio.

The Bank’s net interest income to average assets ratio decreased from 2.53% during the twelve months ended September 30, 2006 to 2.40% during the twelve months ended December 31, 2006. The reduction in the net interest income ratio was the result of a narrower interest rate spread, due to a more significant increase in the cost of interest bearing liabilities relative to the yield earned on interest-earning assets. The more significant increase in the Bank’s interest expenses ratio was attributable to the more immediate impact that higher short-term interest rates have had on the Bank’s funding costs relative to earning assets, as well a shift in the Bank’s funding composition towards higher concentrations of CDs and borrowings over the past year. Overall, the Bank’s interest rate spread narrowed from 2.48% during the quarter ended December 31, 2005 to 2.20% during the quarter ended December 31, 2006.

Asset growth served to more than offset the increase in the Bank’s operating expenses during the most recent twelve month period, as operating expenses as a percent of average assets decreased from 2.45% for the twelve months ended September 30, 2006 to 2.34% for the twelve months ended December 31, 2006. The higher operating expenses reported for the most recent twelve month period were mostly attributable to higher compensation expenses and, to a lesser extent, increased expenses for advertising and occupancy and equipment. Partially offsetting the increase in operating expenses were reduced expenses for professional fees, data processing and other expenses. Overall, ESSA Bank’s lower net interest income ratio and lower operating expense ratio provided for no change in the expense coverage ratio (net interest income divided by operating expenses), which equaled 1.03x for both twelve month periods shown in Table 1.

Non-interest operating income reflected little change in the Bank’s updated earnings, but decreased from 0.81% of average assets for the twelve months ended September 30, 2006 to 0.76% of average assets for the twelve months ended December 31, 2006. Overall, when factoring non-interest operating income into core earnings, the Bank’s updated efficiency ratio of 74.1% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was nominally less favorable than the 73.4% efficiency ratio recorded for the twelve months ended September 30, 2006.

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Slightly higher loan loss provisions were established during the most recent twelve month period, with loan loss provisions as a percent of average assets equaling 0.04% for both periods shown in Table 1. As of December 31, 2006, the Bank maintained valuation allowances of $3.9 million, equal to 0.68% of loans outstanding.

Non-operating income remained a nominal factor in the Bank’s updated earnings, consisting of $18,000 of loan sale gains compared to $7,000 for the twelve months ended September 30, 2006.

The Bank’s effective tax rate decreased from 31.44% during the twelve months ended September 30, 2006 to 30.88% during the twelve months ended December 31, 2006. As set forth in the Original Appraisal, the Bank’s marginal effective statutory tax rate approximates 34.0%.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for ESSA Bank, the Peer Group and all publicly-traded thrifts. The Bank’s and the Peer Group’s ratios are based on financial results through December 31, 2006 and September 30, 2006, respectively, unless other indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank’s updated interest-earning asset composition reflected a lower concentration of cash and investments and a higher concentration of loans. Overall, the Bank continued to maintain a comparable level of interest-earning assets as the Peer Group, with updated interest-earning assets-to-assets ratios equaling 95.9% and 96.0% for the Bank and the Peer Group, respectively.

The updated mix of deposits and borrowings maintained by ESSA Bank and the Peer Group also did not change significantly from the Original Appraisal. ESSA Bank’s updated measures for deposits and borrowings as a percent of assets remained respectively lower and higher than the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 91.5% and 87.0% for the Bank and the Peer Group, respectively, with the Peer Group’s lower ratio continuing to be supported by maintenance of a higher capital position. ESSA Bank posted an updated tangible equity-to-assets ratio of 7.7%, which remained below the comparable ratio of 12.1% for the Peer Group. Overall, ESSA Bank’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 104.8%, which remained below the comparable Peer Group ratio of 110.3%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to provide ESSA Bank with an IEA/IBL ratio that approximates or exceeds the Peer Group’s ratio, as the infusion of stock proceeds realized from the Bank’s offering will serve to lower the level of interest-bearing liabilities funding assets and will primarily be deployed into interest-earning assets.

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[TABLE FILED PURSUANT TO FORM SE]

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[TABLE FILED PURSUANT TO FORM SE]

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Updated growth rates for ESSA Bank are based on annualized growth for the 15 months ended December 31, 2006, while the Peer Group’s growth rates are based on growth for the twelve months ended September 30, 2006. Consistent with the Original Appraisal, the Bank posted stronger asset growth than the Peer Group. Asset growth for the Bank was realized through both growth of loans and cash and investments, with the higher growth rate indicated for cash and investments reflecting investment of deposit funds that were received in response to the Bank’s announced plan of conversion. Asset growth for the Peer Group was realized through loan growth, which was somewhat offset by a decline in cash and investments.

Asset growth for the Bank was primarily funded by deposit growth, particularly as deposit growth was heightened by the inflow of deposits prompted by the Bank’s announced plan of conversion. The Bank’s growth measures for deposits and borrowings remained well above the comparable growth rates indicated for the Peer Group. ESSA Bank’s updated tangible capital growth rate equaled 7.1%, which remained above the Peer Group’s capital growth rate of 1.9%. As set forth in the Original Appraisal, the Peer Group’s capital growth rate was slowed by factors that currently do not impact the Bank’s capital growth, such as dividend payments and stock repurchases. The increase in capital realized from stock proceeds will likely depress the Bank’s capital growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially reduce the Bank’s capital growth rate in the longer term following the stock offering.

Table 3 displays comparative operating results for ESSA Bank and the Peer Group, based on their respective earnings for the twelve months ended December 31, 2006 and September 30, unless otherwise indicated for the Peer Group companies. Updated earnings for the Bank and the Peer Group both equaled 0.54% of average assets. Higher net interest income and lower operating expenses remained comparative earnings advantages for the Peer Group, which was offset by the Bank’s more favorable measures for non-interest operating income and net gains.

In terms of core earnings strength, updated expense coverage ratios posted by ESSA Bank and the Peer Group equaled 1.03x and 1.31x, respectively. The Peer Group’s stronger expense coverage ratio continued to be realized through maintenance of a higher net interest income to average assets ratio (2.68% versus 2.40% for the Bank) and a lower operating expense to average assets ratio (2.04% versus 2.34% for the Bank). A lower interest expense ratio accounted for the Peer Group’s higher net interest income ratio, which was partially offset by the Bank’s slightly higher interest income ratio.

Non-interest operating income remained a larger source of earnings for the Bank, as such income amounted to 0.76% and 0.38% of the Bank’s and the Peer Group’s average assets, respectively. Accordingly, taking non-interest operating income into account in assessing ESSA Bank’s core earnings strength relative to the Peer Group’s, the Bank’s updated efficiency ratio of 74.1% remained less favorable than the Peer Group’s efficiency ratio of 66.0%.

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Loan loss provisions remained a relatively minor factor in the Bank’s and the Peer Group’s updated earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.04% and 0.05% of average assets, respectively.

The Bank’s updated earnings reflected a nominal amount of non-operating gains, versus non-operating losses equal to 0.19% of average assets reported by the Peer Group. As set forth in the Original Appraisal, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and thus are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component, depending on the prevailing market environment. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given lesser consideration in developing core earnings for valuation purposes. In this appraisal, for both ESSA Bank and the Peer Group, we have considered earnings and profitability before and after such net gains and losses. Extraordinary items remained a non-factor in the Bank’s and the Peer Group’s updated earnings.

Consistent with the Original Appraisal, the Bank maintained a slightly lower effective tax rate than the Peer Group. Updated effective tax rates for the Bank and the Peer Group equaled 30.88% and 33.89%, respectively.

Updated credit quality measures continued to imply relatively comparable credit risk exposure for the Bank and the Peer Group. As shown in Table 4, non-performing assets/assets and non-performing loans/loans ratios for the Bank equaled of 0.08% and 0.11%, respectively. Comparatively, non-performing assets/assets and non-performing loans/loans ratios for the Peer Group equaled 0.19% and 0.24%, respectively. The Bank’s updated reserve coverage ratio as percent of loans equaled 0.68%, which remained slightly below the Peer Group’s ratio of 0.75%. The Bank’s and the Peer Group’s updated credit quality measures continued to reflect modest net loan charge-offs.

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market was mixed. After posting a big one day loss in late-November 2006 on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December. The Dow Jones Industrial Average (“DJIA”) traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year. Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January, which was followed by a one day sell-off on a weak housing report and concerns about higher rates. Stocks traded in a narrow range in advance of the Federal Reserve meeting at the end of January. On January 29, 2007, the DJIA

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[TABLE FILED PURSUANT TO FORM SE]

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closed at 12490.78 or 1.7% higher since the date of the Original Appraisal and the NASDAQ closed at 2441.09 or 0.8% lower since the date of the Original Appraisal.

Thrift issues also had a mixed performance since the date of the Original Appraisal. Merger news, including Bank of New York’s announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006. Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December. Thrift stocks traded lower at the start of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve rate meeting provided for a choppy trading market for thrift issues in mid- and late-January 2007. On January 29, 2007, the SNL Index for all publicly-traded thrifts closed at 1,785.2, which was nominally higher since the date of the Original Appraisal.

Consistent with the SNL index for all publicly-traded thrifts, the updated pricing measures for all publicly-traded thrifts and the Peer Group reflected little change since the date of the Original Appraisal. The Peer Group’s updated pricing measures continued to reflect P/E multiples and P/B ratios that were lower than the comparable averages for all publicly-traded thrifts Since the date of the Original Appraisal, the Peer Group companies were evenly divided between companies that were trading at lower or higher prices as of January 29, 2007. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of November 24, 2006 and January 29, 2007.

Average Pricing Characteristics

	At Nov. 24, 2006	At Jan. 29, 2007	% Change
Peer Group
Price/Earnings (x)	17.85x	18.32x	2.6%
Price/Core Earnings (x)	18.22	17.87	(1.9)
Price/Book (%)	143.13%	142.03%	(0.8)
Price/Tangible Book(%)	150.35	149.15	(0.8)
Price/Assets (%)	16.82	16.38	(2.6)
Avg. Mkt. Capitalization ($Mil)	$120.59	$118.67	(1.6)

All Publicly-Traded Thrifts
Price/Earnings (x)	19.46x	19.53x	0.4%
Price/Core Earnings (x)	19.96	20.03	0.4
Price/Book (%)	154.46%	151.66%	(1.8)
Price/Tangible Book(%)	174.01	170.72	(1.9)
Price/Assets (%)	18.31	18.51	(1.1)
Avg. Mkt. Capitalization ($Mil)	$427.00	$418.66	(2.0)

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As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, one standard conversion offering, three second-step conversion offerings and five mutual holding company offerings were completed during the past three months. The average pro forma price/tangible book ratio of the second step conversion offerings equaled 105.7% at closing and the average pro forma price/tangible book ratio of the recent mutual holding company offerings equaled 79.6% on a fully-converted basis at closing.

Hampden Bancorp, Inc. of Massachusetts (“Hampden Bancorp”) was the standard conversion offering completed within the past three months, which is considered to be more relevant for purposes of ESSA Bank’s pro forma pricing. Hampden Bancorp completed its offering on January 17, 2007, raising $75.7 million in gross proceeds, which was at the top of the super range. Hampden Bancorp’s closing pro forma price/tangible book ratio equaled 81.0%. Based on closing market prices as of January 29, 2007, Hampden Bancorp’s stock price was 23.3% above its IPO price.

Shown in Table 6 are the current pricing ratios of the four recent conversions that are publicly-traded on NASDAQ or an exchange and are fully-converted companies. Based on closing market prices as of January 29, 2007, the average P/TB ratio of the recent publicly-traded conversions equaled 105.51%. Included in the average was Hampden Bancorp’s P/TB ratio of 99.84%.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to ESSA Bank’s pro forma value based upon our comparative analysis to the Peer Group:

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[TABLE FILED PURSUANT TO FORM SE]

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[TABLE FILED PURSUANT TO FORM SE]

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Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of balance sheet strength, the Bank’s stronger pro forma equity position strength continued to warrant a slight upward adjustment for financial condition. No adjustment remained appropriate for earnings, as positive adjustments for the Bank’s pro forma earnings growth potential and pro forma interest rate risk were negated by negative adjustments for the Bank’s lower pro forma return on equity and current less favorable core earnings measures. A slight upward adjustment remained appropriate for the Bank’s asset growth, based on the Bank’s continued stronger historical growth and greater pro forma leverage capacity.

The general market for thrift stocks reflected little change since the date of the Original Appraisal, as indicated by the nominal increase recorded in the SNL Index for all publicly-traded thrifts. Similarly, the updated pricing measures for the Peer Group and all publicly-traded thrifts generally did not change significantly since the date of the Original Appraisal. The market for thrift offerings remained favorable, with the one recent standard conversion offering closing at the top of its offering range and showing price appreciation of slightly over 20% in initial trading activity.

Overall, taking into account the foregoing factors, we believe that an increase in the Bank’s estimated pro market value as set forth in the Original Appraisal is appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing ESSA Bank’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets

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(“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the changes to the valuation parameters utilized in the Original Appraisal reflected updated market data and the Bank’s financial data through December 31, 2006.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Bank will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank’s shareholders. However, we have considered the impact of the Bank’s adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that an increase in ESSA Bank’s value is appropriate. Therefore, as of January 29, 2006, the pro forma market value of ESSA Bank’s conversion stock, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $128,400,000 at the midpoint.

1. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank’s reported earnings equaled $3.870 million for the twelve months ended December 31, 2006. In deriving ESSA Bank’s core earnings, the only adjustment made to reported earnings was to eliminate $18,000 of net gains on the sale of loans. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0%, the Bank’s core earnings were determined to equal $3.858 million for the twelve months ended December 31, 2006. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

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Amount ($000)
Net income	$3,870
Less: Gain on sale of loans(1)	(12)

Core earnings estimate	$3,858

(1) Tax effected at 34.0%.

Based on ESSA Bank’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s reported and core P/E multiples at the $128.4 million updated midpoint value equaled 23.79 times and 23.84 times, respectively. The Bank’s updated reported and core P/E multiples provided for premiums of 29.9% and 33.4% relative to the Peer Group’s average reported and core P/E multiples of 18.32 times and 17.87 times, respectively (versus premiums of 24.4% and 22.0% relative to the Peer Group’s average reported and core P/E multiples as indicated in the Original Appraisal). At the top of the super range, the Bank’s reported and core P/E multiples equaled 28.76 times and 28.82 times, respectively. In comparison to the Peer Group’s average reported and core P/E multiples, the Bank’s P/E multiples at the top of the super range reflected premiums of 57.0% and 61.3% on a reported and core earnings basis, respectively. The implied premiums reflected in the Bank’s pro forma reported and core P/E multiples take into consideration the Bank’s resulting pro forma P/B ratio. The Bank’s conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $128.4 million updated midpoint value, the Bank’s P/B and P/TB ratios both equaled 79.11%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 142.03% and 149.15%, respectively, ESSA Bank’s updated ratios were discounted by 44.3% and 47.0% (versus discounts of 46.2% and 48.8% from the Peer Group’s P/B and P/TB ratios as indicated in the Original Appraisal). At the top of the super range, the Bank’s P/B and P/TB ratios both equaled 86.96%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 38.8% and 41.7%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting premium pricing ratios indicated under the earnings approach.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of

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[TABLE FILED PURSUANT TO FORM SE]

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reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). As previously discussed in this updated appraisal, Hampden Bancorp was the only standard conversion offering completed during the past three months. In comparison to Hampden Bancorp’s pro closing forma P/TB ratio of 81.0%, the Bank’s P/TB ratio of 79.1% at the updated midpoint value reflects an implied discount of 2.3%. At the top of the super range, the Bank’s P/TB ratio of 87.0% reflects an implied premium of 7.4% relative to Hampden Bancorp’s closing P/TB ratio. Hampden Bancorp’s current P/TB ratio, based on its closings stock price as of January 29, 2007, equaled 99.8%. In comparison to Hampden Bancorp’s current P/TB ratio, the Bank’s P/TB ratio at the midpoint value reflects an implied discount of 20.7% and at the top of the super range the discount narrows to 12.8%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $128.4 million updated midpoint value, ESSA Bank’s pro forma P/A ratio equaled 14.69%. In comparison to the Peer Group’s average P/A ratio of 16.38%, ESSA Bank’s P/A ratio indicated a discount of 10.3% (versus a discount of 14.7% at the midpoint valuation in the Original Appraisal). At the top of the super range, the Bank’s P/A ratio equaled 18.71%. In comparison to the Peer Group’s average P/A, the Bank’s P/A ratio at the top of the super range reflected a premium of 14.2%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of January 29, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $128,400,000 at the midpoint, equal to 12,840,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $109,140,000 and a maximum value of $147,660,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 10,914,000 at the minimum and 14,766,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $169,809,000 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 16,980,900. Based on this valuation range, the offering range is as follows: $102,000,000 at the minimum, $120,000,000 at the midpoint, $138,000,000 at the maximum and $158,700,000 at the super maximum. Based on the $10.00 per share offering price, the number of offering shares is as follows: 10,200,000 at the minimum, 12,000,000 at the midpoint, 13,800,000 at the maximum and 15,870,000 at the super

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maximum. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP FINANCIAL, LC.

/S/ William E. Pommerening
William E. Pommerening
Chief Executive Officer and Managing Director

/S/ Gregory E. Dunn
Gregory E. Dunn
Senior Vice President